                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                        PARACELSUS HEALTHCARE CORPORATION
                                (Name of Issuer)

                          Common Stock, No Stated Value
                         (Title of Class of Securities)

                                     15850B
                                 (CUSIP Number)

                          Dr. Heiner Meyer zu Losebeck
                               Park-Hospital GmbH
                               Am Natruper Holz 69
                                D-49076 Osnabruck
                           Federal Republic of Germany
                               011-49-541-966 4007
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

      November 7, 1997 (date of perfection of assignment to PKD) and August
       30, 1997 (final date of acceptance of co-executors' appointment)
                          (Date of Event Which Requires
                            Filing of this Statement)

                                    Copy to:

                              Wilfried E. Witthuhn
                                 King & Spalding
                           1185 Avenue of the Americas
                            New York, New York 10036
                                 (212) 556-2100

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on Following Pages)


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Item 3.       Source and Amount of Funds or Other Consideration.

        Professor Dr. Hartmut Krukemeyer ("Professor Krukemeyer") built a chain of hospitals under the "Paracelsus" name in Europe. Professor Krukemeyer was the sole owner of Park and the capital stock of Paracelsus until his death on May 21, 1994. Pursuant to the Last Wills and Testaments of Professor Krukemeyer (the "Wills") his sole heir was his son, Dr. Manfred Georg Krukemeyer ("Dr. Krukemeyer"). Upon Professor Krukemeyer's death, Park and the capital stock of Paracelsus became part of the estate of Professor Krukemeyer, which was beneficially owned by Dr. Krukemeyer subject to the powers of any co-executors appointed in accordance with the Wills and German law. Effective as of December 31, 1995, Park acquired 100% of the capital stock of Paracelsus from Dr. Krukemeyer.

      Pursuant to an Amended and Restated Agreement and Plan of Merger dated as of May 29, 1996, by and among the Issuer, Champion Healthcare Corporation and PC Merger Sub. Inc. (the "Merger"), Park became the beneficial owner of 29,771,742 shares of the common stock of Paracelsus (the "Paracelsus Shares").

      On August 25, 1997, Dr. Meyer zu Losebeck and Mr. Frommhold (each a "Co-executor," and together, the "Co-executors") were appointed Co-executors of Professor Krukemeyer's estate pursuant to the Wills. The appointment was accepted on August 29 and August 30, 1997, respectively, and became uncontested at the end of September 1997, when appeals filed against the appointment were withdrawn. The Co-executors currently share indirect voting power and investment power over the Paracelsus Shares held by Park with the managing directors of PKD and Park.

        On August 30, 1997, the holdings of Professor Krukemeyer's estate were reorganized and its entire interest in Park (as well as all the other business operations comprising the estate of Professor Krukemeyer pursuant to the Wills) was contributed to PKD. Subject to the deletion of the trade register entries reflecting Dr. Krukemeyer's holdings prior to the reorganization, the reorganization was completed on November 7, 1997, when PKD was entered into the local trade register. As a result of the reorganization, Dr. Krukemeyer has a 99.93% ownership interest in PKD, subject to the powers of the Co-executors; the remainder is held by a wholly owned subsidiary of PKD.

      As a result of the formation of PKD and the qualification under local law of the Co-executors, PKD and the Co-executors may be deemed to be beneficial owners of the Paracelsus Shares together with Park.



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                                   SIGNATURES

      After reasonable inquiry and to each signatory's best knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                    PARK-HOSPITAL GmbH


                                          By: /s/ Armin Sulberg
                                              --------------------------------
                                                  Armin Sulberg

                                    PARACELSUS-KLINIKEN-DEUTSCHLAND GmbH

                                          By: /s/ Armin Sulberg
                                              --------------------------------
                                                  Armin Sulberg


                                    /s/ Dr. Heiner Meyer zu Losebeck
                                    -------------------------------------------
                                    Dr. Heiner Meyer zu Losebeck


                                    /s/ Peter Frommhold
                                    -------------------------------------------
                                    Peter Frommhold





Dated: December 29, 1997


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